United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kelly Flint

c/o Partners Fund

1485 E. Valley Road Suite F

Santa Barbara, CA 93108

(805) 705-3625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Timothy K. Bliss
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 762,549
	8	Shared Voting Power 658,982
	9	Sole Dispositive Power 762,549
	10	Shared Dispositive Power 658,982

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,531
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends and restates in its entirety the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 7, 2015 (as amended to date, the “Schedule 13D”), by IGSB IVP III (“IVP 3”), IGSB Internal Venture Fund III (“IVF 3”), Investment Group of Santa Barbara, LLC (“IGSB”), Maurice J. Duca, William R. Rauth III and Timothy K. Bliss (the “Reporting Person”), relating to the shares (the “Shares”) of Class A common stock, $0.0001 par value (the “Class A Common Stock”), of AppFolio, Inc., a Delaware corporation (the “Issuer”).

Following the dissolution of IVP 3’s investment funds, which was effective as of December 1, 2021, IVP 3, IVF 3, IGSB and Mr. Rauth ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock and are no longer reporting persons on the Schedule 13D. On a go forward basis, Mr. Duca will report on a separate Schedule 13D on an individual basis.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock of the Issuer, whose principal executive office is located at 70 Castilian Drive, Santa Barbara, California 93117.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the Reporting Person, a citizen of the United States, whose principal business address is 1485 E. Valley Road, Suite F, Santa Barbara, CA 93108. The Reporting Person is primarily engaged in the business of investing in securities and is a director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The Shares beneficially owned by the Reporting Person were acquired, as applicable, with personal funds, working capital or through distributions (for no consideration) from various investment funds in which the Reporting Person is or was an investor.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer currently beneficially owned by him, in the open market or in privately negotiated transactions. Further, the Reporting Person may engage in the transfer of shares to various entities controlled by him for estate planning purposes. In addition, the Reporting Person, in his position as a director of the Issuer, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties regarding potential corporate transactions, such as: a merger or reorganization or other transactions that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 1,421,531

•	Percent of Class: 6.4%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 762,549

•	Shared power to vote: 658,982

•	Sole power to dispose or direct the disposition of: 762,549

•	Shared power to dispose or direct the disposition of: 658,982

The amounts set forth above include (i) 762,549 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of an equal number of shares of Class B common stock of the Issuer (“Class B Common Stock”) that may be deemed to be beneficially owned directly by the Reporting Person; (ii) 536,150 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of an equal number of shares of Class B Common Stock that may be deemed to be indirectly beneficially owned by the Reporting Person; and (iii) 122,832 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of an equal number of shares of Class B Common Stock that may be deemed to be beneficially owned directly by the Reporting Person’s spouse.

The percent of class set forth above is based 22,188,141 shares of Class A Common Stock outstanding, which includes: (i) 20,766,610 shares of Class A Common Stock outstanding as of April 20, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2023, and (ii) 1,421,531 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 1,421,531 shares of Class B Common Stock beneficially owned by the Reporting Person.

(c) During the past sixty days, the Reporting Person has not effected any transactions in the Class A Common Stock other than on June 5, 2023, when the Reporting Person transferred 40,000 shares of Class B Common Stock to two limited liability companies, of which the Reporting Person is the manager.

(d) None.

(e) Not Applicable.

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2023

By:	/s/ Timothy K. Bliss
Name:	Timothy K. Bliss